

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2024

Tom Berry
Chief Executive Officer
ILS Fixed Horizon LLC
PO Box 1227
210 Market Street
El Campo, TX 77437

> **Re: ILS Fixed Horizon LLC**
> **Amendment No. 10 to Offering Statement on Form 1-A**
> **Filed October 2, 2024**
> **File No. 024-12055**

Dear Tom Berry:

We have reviewed your amended offering statement and have the following comment.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 17, 2024 letter.

Amended Offering Statement on Form 1-A

General

1.   Please provide updated interim financial statements in accordance with Section (b)(3)(B) of Part F/S in Part II of Form 1-A.

Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Larry Pino, Esq.